SEC 1344 (11091)
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
SEC File Number                                                      000-21615
CUSIP Number                                                        __________

(Check One):  [X] Form 10-K and Form 10-KSB  [   ] Form 20-F   [   ] Form
11-K [   ] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR


            For Period Ended: December 31, 1998 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:


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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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Part I - Registrant Information


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Full Name of Registrant             Boston Biomedica, Inc.
Former Name if Applicable
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Address of Principal Executive Office (Street and Number)

                                 375 West Street
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City, State and Zip Code
                        West Bridgewater, MA 02379 - 1040
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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |X|         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without
                        unreasonable effort or expense;
       |X|         (b)  The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, 11-K, Form
                        N-SAR, or portion thereof, will be filed on or before
                        the fifteenth calendar day following the prescribed due
                        date; or the subject quarterly report or transition
                        report on Form 10-Q, or portion thereof will be filed
                        on or before the fifth calendar day following the
                        prescribed due date; and
       |_|         (c)  The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable  detail the reasons why Form 10-K, Form 10-KSB,  11-K,
20-F, 10-Q, Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (attach extra sheets if needed)

The registrant has been implementing an enterprise resource planning software system. This has required a substantial amount of management time from key people involved in the annual report process. As a result, the registrant was unable, without unreasonable effort and expense, to complete and file its Annual Report on Form 10-K by March 31, 1999.


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Part IV - Other Information

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(1)   Name and telephone number of person to contact in regard to this notification

      Steven R. London                               617
                 856-8313
      (Name)                                 (Area Code)
      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                         Yes [X]
      No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant announced in a press release dated February 25, 1999 that revenue for the year ended December 31, 1998 increased to $26,081,076, an increase of $3,781,739 or 17% compared with revenue of $22,299,337 for the fiscal year ended December 31, 1997. The Company had a net loss for 1998 of $(4,388,719), or $(0.94) per diluted share, compared with net income of $1,004,834 or $0.21 per diluted share in 1997. Results for 1998 were adversely impacted by a number of factors, the largest of which was the registrant's acquisitions of technology and the remaining outstanding capital stock of BioSeq, Inc., which resulted in charges for acquired in-process research and development for the year in the amount of $4,200,000 ($3,900,000 after taxes).

The registrant expects to report these same results in its Annual Report on Form 10-K for the year ended December 31, 1998.

                             Boston Biomedica, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 1999                    By /s/ Kevin W. Quinlan
                                           ----------------------------------
                                          Name:  Kevin W. Quinlan
                                          Title:    Senior Vice President,
Finance







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